Exhibit 99.1
AEI Reports Second Quarter 2009 Results
Adjusted diluted earnings per share of $0.34 for the quarter, up 10 percent from prior year quarter and $0.58 year-to-date, up 29 percent from prior year period
HOUSTON, TX, August 19, 2009 - AEI today reported second quarter 2009 results.
Second Quarter and Year-to-Date Comparative Financial Highlights (unaudited)

	For the Three Months		For the Six Months
	Ended June 30,		Ended June 30,
(millions of dollars (U.S.), except share data)	2009	2008	2009	2008

Revenues	$1,856	$2,434	$3,703	$4,604
Gross Margin	438	503	887	962
Net Income	125	51	168	106
Adjusted Net Income	79	67	133	97
Diluted Earnings per Share	0.53	0.23	0.72	0.50
Adjusted Diluted Earnings per Share	0.34	0.31	0.58	0.45
Adjusted EBITDA	264	300	552	555
Subsidiary Distributions to Parent	133	137	243	205
Free Cash Flow			242	133

	June 30, 2009	December 31, 2008
Net Debt	$2,912	$3,094
Note: Reconciliation tables for non-GAAP financial data are attached.
“We are pleased with our strong results this quarter which were ahead of our expectations,” said Jim Hughes, AEI Chief Executive Officer. “In the second quarter, our Adjusted Net Income was higher than we expected due to the benefit of currency exchange rates that were more favorable than our expectations. In addition, Elektro received a favorable ruling allowing for the release of a $32 million accrual for social contribution taxes made prior to 2004 which impacted net income. This year to date performance positions the company to deliver solid year-over-year growth given the appreciation of emerging market currencies from the significantly depreciated levels that prevailed in the last half of 2008.”
Adjusted Net Income
Second Quarter Adjusted Net Income of $79 million, up $12 million or 18 percent from prior year quarter
Year-to-Date Adjusted Net Income of $133 million, up $36 million or 37 percent from 2008
•	Adjusted Net Income increased primarily due to reduced interest expense, partially offset by the operating results described below. In the second quarter of 2009, interest expense decreased by $21 million compared to the same period in 2008 primarily due to lower interest rates on variable rate debt and the conversion of PIK notes in March 2009. Interest expense for the first half of 2009 decreased by $34 million as compared to the prior six month period. Adjusted Net Income excludes non-cash foreign currency gains (losses) on financial assets and liabilities, gains on asset sales and a $3 million gain on the extinguishment of debt from AEI’s purchase of a subsidiary’s debt. In addition, Adjusted Net Income excludes the $32 million net of tax impact of the reversal of a social contribution accrual recorded prior to 2004 at Elektro. These items impact Net Income as described below.
Net Income
Second Quarter Net Income of $125 million, up $74 million or 145 percent from prior year quarter
•	In addition to the operating results described below, the Company also recognized approximately $49 million ($32 million net of tax) in other income due to the reversal of a provision associated with social contributions accruals made prior to 2004 at Elektro. Additionally, in the second quarter of 2009, interest expense decreased by $21 million primarily due to lower interest rates on variable rate debt and the conversion of PIK notes in March 2009. Also, Net Income increased by $13 million due to non-cash foreign currency gains of $11 million net of tax and noncontrolling interests for the second quarter of 2009, compared to non-cash foreign currency transaction losses of ($2) million net of tax and noncontrolling interests for the second quarter of 2008. Both foreign currency impacts were largely associated with the volatility of the Colombian peso relative to the U.S. dollar on U.S. dollar denominated debt instruments held by Promigas and certain of its subsidiaries.
Year-to-Date Net Income of $168 million, up $62 million or 58 percent from six months ended 2008
•	Net income increased primarily due to the operating results further described below, the decrease in interest expense of $34 million for the first six months and the $32 million net of tax accrual reversal discussed above, partially offset by non-cash foreign currency gains net of tax and noncontrolling interests of less than $1 million for the first six months of 2009, and foreign currency transaction gains net of tax and noncontrolling interests of $5 million for the first six months of 2008 as described above. Additionally, in the first six months of 2008, AEI recognized a $74 million gain in the retail fuel segment, or $18 million net of tax and non-controlling interests, on the sale of Gazel in exchange for additional ownership interest in SIE.

	For the Three Months Ended			For the Three Months Ended
	June 30, 2009			June 30, 2008
		Operating			Operating
	Gross	Income	Adjusted	Gross	Income	Adjusted
(millions of dollars (U.S.))	Margin	(Loss)	EBITDA	Margin	(Loss)	EBITDA

Power Distribution	$164	$80	$116	$205	$102	$144
Power Generation	69	40	52	65	19	25
Natural Gas Trans. & Services	47	29	33	45	29	36
Natural Gas Distribution	56	27	31	53	33	37
Retail Fuel	101	33	47	131	56	77
Headquarters and Other	6	(15)	(12)	5	(34)	(18)
Eliminations	(5)	(4)	(3)	(1)	—	(1)

Total	$438	$190	$264	$503	$205	$300
Second Quarter Gross Margin of $438 million, down $65 million or 13 percent from 2008
Operating Income of $190 million, down $15 million or 7 percent from prior year quarter
Adjusted EBITDA of $264 million, down $36 million or 12 percent from prior year quarter
•	Power Distribution: Gross Margin decreased primarily due to the devaluation of the Brazilian real compared to the same period in 2008 and the net results of a reduction in the tariff at Elektro. Operating Income decreased due to the decrease in Gross Margin partially offset by reduced operating costs and depreciation and amortization resulting from the continued devaluation of the Brazilian real, and cost saving initiatives. Adjusted EBITDA decreased primarily due to the decrease in Gross Margin partially offset by the reduced operating costs.
•	Power Generation: Gross Margin increased primarily due to lower fuel prices at our Central American subsidiaries and the acquisition of Tipitapa which occurred in the second quarter of 2008. Operating Income and Adjusted EBITDA further increased for the same reasons as well as reduced operating costs resulting from major plant maintenance at Trakya in 2008 and cost savings initiatives. The difference in the increases in Operating Income and Adjusted EBITDA result from increases in depreciation and amortization, primarily from acquisitions made in 2008.
•	Natural Gas Transportation and Services: Gross Margin remained consistent with the prior year quarter with marginal increases in the compression services business of Promigas due to a favorable tariff increase partially offset by marginally lower transportation sales volumes. Operating Income and Adjusted EBITDA, however, remained relatively flat as the marginal increase above was offset by a decrease due to the lack of equity earnings from Transredes.
•	Natural Gas Distribution: Gross Margin increased primarily due to higher sales volumes due to higher demand and higher connection and construction fee revenues at our China subsidiary BMG. Operating Income and Adjusted EBITDA, however, decreased as the above was offset primarily due to increases in operating costs including professional service fees.
•	Retail Fuel: Gross Margin decreased primarily due to lower fuel prices as well as the devaluation of the Colombian peso compared to the same period in 2008. The decrease in Operating Income and Adjusted EBITDA were primarily due to the decrease in Gross Margin and increased operating costs.

	For the Six Months Ended			For the Six Months Ended
	June 30, 2009			June 30, 2008
		Operating			Operating
	Gross	Income	Adjusted	Gross	Income	Adjusted
(millions of dollars (U.S.))	Margin	(Loss)	EBITDA	Margin	(Loss)	EBITDA

Power Distribution	$354	$184	$254	$407	$200	$283
Power Generation	137	76	99	119	40	52
Natural Gas Trans. & Services	92	61	71	96	67	78
Natural Gas Distribution	111	65	75	98	61	70
Retail Fuel	190	67	89	235	166	114
Headquarters and Other	12	(33)	(30)	10	(44)	(28)
Eliminations	(9)	(7)	(6)	(3)	(14)	(14)

Total	$887	$413	$552	$962	$476	$555
Year-to-Date Gross Margin of $887 million, down $75 million or 8 percent from 2008
Operating Income of $413 million, down $63 million or 13 percent from prior year
Adjusted EBITDA of $552 million, down $3 million or less than 1 percent from prior year
•	Power Distribution: Gross Margin decreased primarily due to the devaluation of the Brazilian real compared to the same period in 2008 and the net result of a reduction in the tariff at Elektro.

Operating Income decreased due to the decrease in Gross Margin partially offset by reduced operating costs and depreciation and amortization resulting from the devaluation of the Brazilian real and cost saving initiatives. Adjusted EBITDA decreased primarily due to the decrease in Gross Margin partially offset by the reduced operating costs.

•	Power Generation: Gross Margin increased primarily due to lower fuel prices and the acquisitions of Luoyang and Tipitapa. Operating Income and Adjusted EBITDA further increased for the same reasons as well as reduced operating costs resulting from the timing of maintenance and cost savings initiatives. The difference in the increases in Operating Income and Adjusted EBITDA result from increases in depreciation and amortization, primarily from acquisitions made in 2008.

•	Natural Gas Transportation and Services: Gross Margin decreased primarily due to lower transportation sales volumes. The decreases in Operating Income and Adjusted EBITDA were primarily due to the decrease in Gross Margin and lower equity earnings due to the nationalization of Transredes in May 2008, partially offset by reduced operating costs resulting from the devaluation of the Colombian peso and cost savings initiatives.

•	Natural Gas Distribution: Gross Margin increased primarily due to higher sales volumes and prices due to higher demand and higher connection and construction fee revenues at BMG and the acquisition of an additional interest in BMG on January 30, 2008 partially offset by the devaluation of the Colombian peso. Operating Income and Adjusted EBITDA reflect the increase in Gross Margin, partially offset by an increase in operating costs.

•	Retail Fuel: Gross Margin decreased primarily due to lower fuel prices and the devaluation of the Colombian peso. Additionally, Operating Income decreased primarily due to a $74 million gain in first quarter 2008 on the sale of Gazel in exchange for additional ownership interest in SIE. The increase in Adjusted EBITDA, which excludes the gain on asset sales, as compared to the decrease in Gross Margin was primarily due to the devaluation of the Colombian peso and reduced operating costs resulting from cost savings initiatives.

Distributions to Parent
Second quarter Subsidiary Distributions to Parent of $133 million, down $4 million or 3 percent from second quarter 2008
•	Subsidiary Distributions to Parent remained relatively flat with the prior year quarter. Due to the repayment of $337 million on the revolving credit facility in June, as of June 30, 2009, AEI had $8 million of cash and cash equivalents at the parent company with the consolidated subsidiaries holding $516 million of cash and cash equivalents.
Year-to-Date Subsidiary Distributions to Parent of $243 million, up $38 million or 19 percent from six months ended 2008
•	Subsidiary Distributions to Parent increased primarily due to the receipt of the second and final installment of $60 million for the nationalization of Transredes. Our strong cash flow generation is expected to continue during 2009, which will allow AEI to continue to service principal and interest commitments under the $1.0 billion senior credit facility due in March 2014.
Net Debt
Net Debt of $2,912 million, down $182 million or 6 percent from year-end
Net Debt decreased primarily due to the exchange of PIK notes and related interest for ordinary shares of AEI, repayment of short-term borrowings and scheduled payments of long-term debt. AEI’s debt principally matures in 2012, 2014 and 2018.
2009 Full Year Outlook
The second quarter 2009 Adjusted Net Income and Net Income were each approximately double management’s expectations. Our previously provided outlook for 2009 should be adjusted for this actual performance. In addition, the full year expectations in our previously provided outlook for 2009 were based upon assumptions for average currency exchange rates for 2009 for the Brazilian real of 2.3 and the Colombian peso of 2,536. Although we cannot predict future currency exchange rates, if current exchange rate levels for the Brazilian real of approximately 1.84 and the Colombian peso of approximately 2,015 persist, the resulting lower full year average exchange rate for the Brazilian real and the Colombian peso would result in an increase of approximately $12 million for the remainder of the year in each of Adjusted Net Income and Net Income as compared to our previously provided outlook for 2009.
Other Highlights
•	Acquired a 19.91% interest in Empresa Distribuidora Electrica Regional S.A. (“EMDERSA”), a power distribution company located in Argentina.
•	Acquired an additional interest in Emgasud that increased AEI’s ownership from 31.89% to 37%. Emgasud is a power generation, gas transportation and gas distribution company located in Argentina.
•	Definitive agreements executed to acquire an additional 31% interest in Trakya increasing AEI’s ownership to 90%.
•	In July 2009, Elektro issued a new R$300 million (approximately $152 million) Debenture maturing September 2011 at an interest rate of CDI + 1.40%. The proceeds were used to refinance maturing debt.
About AEI
AEI owns and operates essential energy infrastructure businesses in emerging markets, with more than $9.2 billion in revenues in 2008. AEI owns or has joint control of more than 50 businesses and has investments in more than 10 others in 19 countries. AEI has approximately 4.9 million electric power customers, 2.4 million natural gas customers and 14,800 employees. AEI operates businesses in Power Distribution, Power Generation, Natural Gas Transportation and Services, Natural Gas Distribution, and Retail Fuel, with approximately 120,000 miles of power distribution and transmission lines, 2,200 MW of electric power generation capacity, 4,900 miles of natural gas and gas liquids pipelines, 21,000 miles of natural gas pipeline distribution networks and over 1,800 owned and affiliated gasoline and compressed natural gas service stations. To learn more, please visit our web site at www.aeienergy.com.
Safe Harbor Disclosure
This news release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Although AEI believes that the assumptions underlying these statements are reasonable, forward-looking statements are inherently uncertain and necessarily involve risks that may affect AEI’s business prospects and performance, causing actual results to differ from those discussed during the presentation.
Any forward-looking statements made are subject to risks and uncertainties, many of which are beyond management’s control. These risks and uncertainties include economic conditions in the countries in which we operate, government regulations and rules, currency exchange rate fluctuations, changes in tariffs and our ability to successfully operate our business. Should one or more of these risks or uncertainties occur, or should underlying assumptions prove incorrect, AEI’s actual results and plans could differ materially from those expressed in any forward-looking statements.

Reference our “Risk Factors” section in AEI’s Registration Statement on Form 20-F and any other public filings and press releases. AEI undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information or future events.

Investor Contact:	Molly Whitaker (713) 345-5046 aei.investor.relations@aeienergy.com